Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

DRILLING AT 144 PROPERTY INTERSECTS ADDITIONAL WIDE, HIGH-GRADE MINERALIZATION AT NEW 144 GAP ZONE

•	Minimum dimensions for 144 Gap Zone now confirmed at 100 metres along strike and 250 metres down dip, Zone open for further expansion

•	Mineralization extended approximately 110 metres down dip (Key intercepts: 7.18 gpt over 24.0 m, including 12.61 gpt over 11.5 m, and 4.17 gpt over 30.0 m)

•	Mineralization extended approximately 50 metres to west (Key intercepts: 5.09 gpt over 24.8 m, including 11.13 gpt over 6.10 m, 15.53 gpt over 2.4 m and 4.91 gpt over 5.2 m)

•	Mineralization extended approximately 50 metres to east (Key intercepts: 5.92 gpt over 20.7 m, including 11.08 gpt over 5.3 m)

•	Ongoing drill program expanded from 10,000 to 15,000 metres with fourth drill mobilized to site.

TORONTO, ONTARIO -- (Marketwired – November 13, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from an additional four drill holes (4,898 metres) at the Company’s 144 Exploration Area (“144”). 144 is located immediately southwest of the Timmins West Mine Thunder Creek Deposit and covers about 4.0 kilometres of the same volcanic/ultramafic, intrusive/sedimentary contact (the TC-144 Trend) that hosts both Thunder Creek and Timmins Deposit. The current drill program, launched in August, is largely focused on the area immediately adjacent to Thunder Creek (the 144 Gap), and also includes drilling in both the 144 North and 144 South targets.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “With limited drilling, we have already outlined a large mineralized zone in the 144 Gap. All four new holes have intersected wide, high-grade gold mineralization confirming and extending the size of our discovery southwest of Thunder Creek. As we continue to expand the 144 Gap Zone, we are becoming more confident in its potential to add substantial new resources to our Timmins West Mine operation and to significantly extend its mine life. Plans for an underground exploration program at the 144 Gap Zone are currently being finalized. We are also increasing our surface drilling program to a total of 15,000 metres, from 10,000 metres previously, and have just mobilized a fourth drill to site.”

Drill hole Hwy-14-52 was designed to test the potential depth extension of mineralization below the previously reported Hwy-14-48 (see press release dated October 7, 2014). Results from the hole successfully extended the dip length of the 144 Gap Zone by approximately 110 metres. Among key intercepts are 7.18 grams per tonne (“gpt”) over 24.0 metres (“m”), including 12.61 gpt over 11.50 m, 4.17 gpt over 30.0 m and 4.29 gpt over 10.0 m.

Additional significant results were reported from hole Hwy-14-56. Among key intercepts from this hole are 5.09 gpt over 24.8 m, including 11.13 gpt over 6.1 m, 15.53 gpt over 2.4 m, 4.91 gpt over 5.2 m and 5.48 gpt over 2.6 m. Hwy-14-56 tested areas to the west of the Zone and successfully extended the mineralization by approximately 50 m from Hwy-14-48.

Significant results were also received from Hwy-14-53 and Hwy-14-55, which tested the easterly strike extension of the 144 Gap Zone at distances of 25 m and 50 m east of Hwy-14-48. Among results from Hwy-14-53 were 5.92 gpt over 20.7 m, including 11.08 gpt over 5.3 m. Intercepts from Hwy-14-55 included 9.65 gpt over 4.6 m, 5.14 gpt over 8.4 m and 8.81 gpt over 3.0 m. These results decrease the distance between the 144 Gap Zone and Thunder Creek to less than 720 m at the 765 Level.

As with Hwy-14-48, mineralization in the new holes is closely associated with a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide containing multiple syenite porphyry intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Based on results received to date the 144 Gap Zone is confirmed to have a minimum strike length of 100 m and dip length of over 250 m. The Zone is considered open along strike and to depth with no significant testing below the 700 m level between the Thunder Creek Deposit and 144 North Zone.

Qualified Person
The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the 144 is Eric Kallio, Senior Vice-President Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control
Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish. Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at ALS Minerals Preparation facility located either in Sudbury, ON, or to Val d’Or Quebec and the pulps are subsequently shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec (or rarely in North Vancouver, B.C for fire assay. These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527). The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579).

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer that is on track to produce at least 180,000 ounces of gold in 2014 from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Table 1: List of Significant Composite Intervals From New Drilling

Hole Number	Length (m)	From (m)	To (m)	Interval (m)	Grade (gpt)	Comment
HWY-14-52	1295		933.7	963.8	30.1	4.17	Multiple specks VG
		incl.	933.7	945.0	11.3	7.25
			993.0	1003.0	10.0	4.29
		incl.	994.0	996.0	2.0	9.23
			1015.3	1017.8	2.5	3.22	One speck of VG
			1040.0	1043.8	3.8	5.19
			1068.0	1092.0	24.0	7.18	Multiple specks VG
		incl.	1076.0	1087.5	11.5	12.61
HWY-14-53	1125		871.9	895.6	23.7	5.19
		incl.	871.9	877.2	5.3	11.08
		and incl.	889.8	895.6	5.8	10.75	Two specks of VG
HWY-14-55	1260		868.3	871.3	4.6	9.65	Three specks of VG
			907.9	916.3	8.4	5.14	Multiple specks of VG
			954.9	957.9	3.0	8.81	Four specks of VG
			980.5	983.5	3.0	4.97
HWY-14-56	1218		856.8	857.9	1.1	5.29
			883.2	908.0	24.8	5.09	Multiple specks of VG
		incl.	891.8	897.9	6.1	11.13
			933.6	938.8	5.2	4.91	One speck of VG
			986.8	989.2	2.4	15.53	One speck of VG
			1034.1	1036.7	2.6	5.48
1) True widths are not reported at this time.
2) Assay results are reported uncut.

Figure 1. Plan Map – 144

HWY-14-55
9.65gpt / 4.60m
8.81gpt / 3.00m
5.14gpt / 8.40m
TC10-85A
8.02gpt / 2.00m
THUNDER CREEK DEPOSIT
HWY-14-52
7.18gpt / 24.00m
incl. 12.61gpt / 11.50m
5.19gpt / 3.80m
4.17gpt / 30.10m
incl. 7.25gpt / 11.30m
4.29gpt / 10.00m
HWY-14-53
5.19gpt / 23.70m
incl. 11.08gpt / 5.30m
and incl. 10.75gpt / 5.80m
HWY-12-43
5.10gpt / 3.00m
incl. 10.35gpt / 1.00m
3.33gpt / 6.90m
incl. 10.18gpt / 1.70m
GAP AREA
HWY-14-48
5.37gpt / 46.00m
incl. 21.87gpt / 6.00m
and 12.54gpt / 4.40m
4.06gpt / 5.10 m
incl. 32.30gpt / 0.30m
and 21.00gpt / 0.40m
5.76gpt / 1.20m
3.49gpt / 2.40m
HWY-12-40
1.42gpt / 37.10m
incl. 13.54gpt / 2.00m
and incl. 6.07gpt / 3.00m
HWY-14-56
5.09gpt / 24.80m
incl. 11.13gpt / 6.10m
4.91gpt / 5.20m
15.53gpt / 2.40m
144 NORTH
144 SOUTH
HWY-12-45
2.01gpt / 41.70m
incl. 14.76gpt / 3.00m
Legend
New Drill Results
Selected Previous Results
Thunder Creek Deposit
LSG Historical Collars
Historical Drillholes
Mineralized Corridor
Interpreted Faults
Mafic Volcanics
Porphyritic Syenite
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments
Lake
Wetland
River
LAKE SHORE GOLD CORP.
Highway and Thunder Creek Drilling on Geology Compilation
0 250 500 Meters

Figure 2. Cross Section – 144 Gap Zone

6250
6500
6750
7000
SURFACE
10000
9750
9500
9250
9000
HWY-12-40
1.42gpt / 37.10m
incl. 13.54gpt / 2.00m
and incl. 6.07gpt / 3.00m
HWY-14-48
5.37gpt / 46.00m
incl. 21.87gpt / 6.00m
and 12.54gpt / 4.40m
HWY-14-48
4.06gpt / 5.10m
incl. 32.30gpt / 0.30m
and 21.0gpt / 0.40m
5.76gpt / 1.20m
THUNDER CREEK
765 mL
HWY-12-46
6.39gpt / 1.70m
HWY-12-40
2.71gpt / 8.00m
HWY-14-52
4.17gpt / 30.10m
incl. 7.25gpt / 11.30m
4.29gpt / 10.0m
HWY-14-52
7.18gpt / 24.00m
incl. 12.61gpt / 11.50m
5.19gpt / 3.80m
HWY-14-48
3.49gpt / 2.40m
HWY-12-46
HWY-12-40
HWY-14-52
HWY-12-43
Legend
New Drill Results
Selected Previous Results
Diabase
Porphyritic Syenite
Alteration Zone
Sediments
Monzonite
Ultramafic Intrusive
Mafic Volcanics
0
100
200
Meters
LAKE SHORE
GOLD CORP.
SECTION 8650N
SIGNIFICANT NEW DRILL RESULTS
LOOKING NORTHEAST